

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 16, 2008

By U.S. Mail and facsimile

J. Randall Martin
Chief Executive Officer
Colombia Goldfields, Ltd.
#208-8 King Street East
Toronto, Ontario, Canada
M5C 1B5

Re: Colombia Goldfields, Ltd.
Registration Statement on Form S-1
File No. 333-151926
Filed June 25, 2008

Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2008
File No. 0-51013

Dear Mr. Martin:

We have reviewed your Form S-1 and the supplemental response dated July 7, 2008 submitted in connection with your Preliminary Proxy Statement on Schedule 14A, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that there are outstanding comments on your Preliminary Proxy Statement on Schedule 14A filed June 5, 2008. We will not be in a position to accelerate the effectiveness of your registration statement until those comments are resolved.

2. We note that you are attempting to incorporate by reference certain information required by Form S-1. However, as a penny stock issuer you are not eligible to use incorporation by reference. See Instruction VII.D.1.(c) of Form S-1. Please provide all of the information required by Form S-1.

3. We note that you are attempting to register:
   (a) 11,167,000 shares of common stock which are issuable upon the exercise of common share purchase warrants, which common share purchase warrants are underlying units, which units are underlying special warrants;
   (b) 11,948,690 shares of common stock underlying broker warrants, which broker warrants are underlying special broker warrants; and
   (c) 1,753,219 shares of common stock underlying warrants which may be received upon a registration default.

   In the above scenarios, please tell us whether, either now or at the time of effectiveness of the registration statement,:
   (a) the common share purchase warrants are or will be outstanding;
   (b) the broker warrants are or will be outstanding; and
   (c) the warrants which may be received upon a registration default are or will be outstanding.

   Please note that we permit the registration for resale of securities where only one layer of the convertible/exercisable securities is not yet outstanding, such as the registration of not-yet-outstanding common stock underlying outstanding warrants. We do not, however, permit registration for resale where more than one layer is not outstanding, such as the registration of not-yet-outstanding common stock underlying not-yet-outstanding warrants. Please advise.

4. We further note that the issuance of the common stock underlying the broker warrants that are underlying the special broker warrants are subject to approval by the company's shareholders. Please tell us when the private issuance of these securities will close vis-à-vis the effectiveness of the registration statement. Refer to Telephone Interpretation 3S of the Securities Act Section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, available at sec.gov.

5. We note that while you are registering common stock underlying many different types of warrants, you do not include such information on the cover page of the prospectus. Please revise to include such information.

Selling Securityholders, page 17

6. Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Preliminary Proxy Statement on Schedule 14A

7. We note your proposed revisions set forth in a letter dated July 7, 2008 in response to our letter dated June 27, 2008. Please file an amendment to the Schedule 14A reflecting your revisions. We will need sufficient time to review these changes.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
       Christopher Cummings (416 360 2958)